FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated July 31, 2015 of Diana Shipping Inc. (the "Company") announcing the Company's financial results for the second quarter ended June 30, 2015.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC. (registrant)

Dated: July 31, 2015	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos Chief Financial Officer

EXHIBIT 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
 FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2015

ATHENS, GREECE, July 31, 2015 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $14.1 million and net loss attributed to common stockholders of $15.5 million for the second quarter of 2015, compared to net loss of $5.7 million and net loss attributed to common stockholders of $7.2 million reported in the second quarter of 2014.
Time charter revenues were $38.6 million for the second quarter of 2015, compared to $43.2 million for the same quarter of 2014. The decrease in time charter revenues was mainly due to decreased time charter rates in the quarter and was partly offset by revenues derived from the increase in ownership days resulting from the enlargement of our fleet.
Net loss and net loss attributed to common stockholders for the six months ended June 30, 2015 amounted to $24.8 million and $27.7 million, respectively, compared to net loss and net loss attributed to common stock holders of $11.8 million and $14.0 million, respectively, for the same period of 2014. Time charter revenues were $80.6 million for the six months ended June 30, 2015, compared to $84.3 million for the same period of 2014.

	Fleet Employment Profile (As of July 30, 2015)
	Currently Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers	Redelivery Date to Owners***	Notes
	BUILT DWT

	20 Panamax Bulk Carriers
1	DANAE	A	$7,650	3.75%	Glencore Grain B.V., Rotterdam	16-Jan-15	16-Dec-15 16-Mar-16	1
	2001 75,106
2	DIONE	A	$9,250	5.00%	RWE Supply & Trading GmbH, Essen	12-Sep-14	12-Oct-15 - 27-Feb-16
	2001 75,172
3	NIREFS	A	$7,500	5.00%	Glencore Grain B.V., Rotterdam	25-Dec-14	25-Nov-15 25-Feb-16
	2001 75,311
4	ALCYON	A	$7,750	5.00%	EDF Trading Limited, UK	21-Dec-12	5-Aug-15	2,3
	2001 75,247
5	TRITON	A	$9,250	5.00%	Glencore Grain B.V., Rotterdam	24-Oct-14	24-Sep-15 - 24-Dec-15
	2001 75,336
6	OCEANIS	A	$4,500	5.00%	Glencore Grain B.V., Rotterdam	22-Mar-15	11-May-15
			$7,200	5.00%		11-May-15	22-Feb-16 - 22-May-16
	2001 75,211
7	THETIS	B	$8,300	5.00%	EDF Trading Limited, UK	1-Sep-13	14-Jul-15
			$7,000	5.00%	Norden A/S, Copenhagen	14-Jul-15	14-Jun-16 - 14-Sep-16
	2004 73,583
8	PROTEFS	B	$6,250	5.00%	Glencore Grain B.V., Rotterdam	3-Apr-15	3-Mar-16 - 3-Jun-16
	2004 73,630
9	CALIPSO	B	$8,100	4.75%	Cargill International S.A., Geneva	29-Jul-13	29-Apr-15	4
			$4,000	5.00%	Centurion Bulk Pte. Ltd., Singapore	8-May-15	9-Jun-15	5
			$6,000	5.00%	China Shipping Bulk Carrier Co., Ltd., Hong Kong	9-Jun-15	9-Apr-16 - 9-Aug-16
	2005 73,691
10	CLIO	B	$8,600	4.75%	Cargill International S.A., Geneva	22-Aug-13	29-May-15
			$4,500	5.00%	Jaldhi Overseas Pte Ltd, Singapore	1-Jun-15	4-Aug-15	6
			$6,500	5.00%	Transgrain Shipping B.V., Rotterdam	4-Aug-15	4-May-16 - 4-Aug-16	7
	2005 73,691
11	NAIAS	B	$8,500	5.00%	Bunge S.A., Geneva	3-Sep-14	12-Jul-15
			$6,800	4.75%	Cargill International S.A., Geneva	12-Jul-15	12-May-16 - 12-Aug-16
	2006 73,546

	Fleet Employment Profile (As of July 30, 2015)
	Currently Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers	Redelivery Date to Owners***	Notes
	BUILT DWT

	20 Panamax Bulk Carriers
12	ARETHUSA	B	$7,100	5.00%	Glencore Grain B.V., Rotterdam	5-Mar-15	5-Feb-16 - 5-May-16
	2007 73,593
13	ERATO	C	$7,100	5.00%	Glencore Grain B.V., Rotterdam	9-Mar-15	9-Feb-16 - 9-May-16
	2004 74,444
14	CORONIS	C	$11,550	5.00%	Oberon Holdings Limited	12-Jun-14	4-May-15	8,9
			$5,300	5.00%	Norvic Shipping North America Inc., Toronto	29-May-15	3-Jul-15
			$6,500	5.00%	Sandgate Maritime Ltd	3-Jul-15	3-Apr-16 - 3-Jul-16
	2006 74,381
15	MELITE	D	$7,250	5.00%	Glencore Grain B.V., Rotterdam	29-Jan-15	29-Sep-15 - 29-Jan-16
	2004 76,436
16	MELIA	D	$12,000	3.75%	Rio Tinto Shipping Pty, Ltd., Melbourne	10-May-14	7-Apr-15	10
			$5,050	5.00%	Bunge S.A., Geneva	9-Apr-15	19-May-15
			$7,050	5.00%		19-May-15	9-Aug-15 - 9-Nov-15
	2005 76,225
17	ARTEMIS		$9,375	3.75%	Rio Tinto Shipping Pty, Ltd., Melbourne	26-Aug-13	17-Jul-15	11
	2006 76,942
18	LETO		$11,350	4.75%	Cargill International S.A., Geneva	19-Jul-14	19-Jun-15
			$7,100	4.75%		19-Jun-15	4-Sep-16 - 3-Jan-17
	2010 81,297
19	CRYSTALIA	E	$15,800	5.00%	Glencore Grain B.V., Rotterdam	21-Feb-14	21-Aug-15 - 21-Nov-15
	2014 77,525
20	ATALANDI	E	$13,500	5.00%	Glencore Grain B.V., Rotterdam	13-May-14	21-Apr-15
			$7,000	5.00%		21-Apr-15	21-May-15
			$8,000	5.00%		21-May-15	21-Mar-16 - 21-Jun-16
	2014 77,529
	4 Kamsarmax Bulk Carriers
21	MAIA	F	$12,000	5.00%	RWE Supply & Trading GmbH, Essen	29-Sep-14	29-Sep-15 - 29-Jan-16	12
	2009 82,193
22	MYRSINI	F	$8,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	18-Feb-15	18-Dec-15 - 18-Apr-16	13,14
	2010 82,117
23	MEDUSA	F	$7,450	4.75%	Clearlake Shipping Pte. Ltd., Singapore	2-Jun-15	2-Apr-16 - 2-Aug-16	13
	2010 82,194
24	MYRTO	F	$9,850	5.00%	Glencore Grain B.V., Rotterdam	5-Jan-15	5-Dec-15 - 5-Mar-16
	2013 82,131

	Fleet Employment Profile (As of July 30, 2015)
	Currently Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers	Redelivery Date to Owners***	Notes
	BUILT DWT

	3 Post-Panamax Bulk Carriers
25	ALCMENE		$6,000	5.00%	Topsail Shipping Co., Limited Hong Kong	15-Mar-15	13-Apr-15
			$6,750	5.00%	ADM International Sarl, Rolle, Switzerland	13-May-15	13-Feb-17 - 2-Jun-17
	2010 93,193
26	AMPHITRITE	G	$11,300	5.00%	Bunge S.A., Geneva	15-Aug-14	15-Jul-15
			$7,700	5.00%		15-Jul-15	30-Apr-17 - 30-Aug-17
	2012 98,697
27	POLYMNIA	G	$7,500	5.00%	Vroon Dry Cargo Chartering B.V., Breskens	17-Jan-15	17-Oct-15 - 17-Feb-16	15
	2012 98,704
	12 Capesize Bulk Carriers
28	NORFOLK		$10,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	4-Mar-15	4-Apr-16 - 4-Aug-16	13
	2002 164,218
29	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235
30	BALTIMORE		$15,000	5.00%	RWE Supply & Trading GmbH, Essen	8-Jul-13	8-Jul-16 - 8-Jan-17
	2005 177,243
31	SALT LAKE CITY		BCI 4TCs AVG + 3.5%	5.00%	K Noble Hong Kong Ltd., Hong Kong	7-Feb-15	7-Nov-16 - 7-Feb-17	16
	2005 171,810
32	SIDERIS GS	H	$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	22-Feb-15	22-Dec-15 - 22-Apr-16
	2006 174,186
33	SEMIRIO	H	$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	20-Feb-15	20-Feb-16 - 20-Jun-16
	2007 174,261
34	BOSTON	H	$14,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	24-Aug-13	9-Aug-15	13
			$13,000	4.75%		9-Aug-15	25-May-17 - 24-Oct-17
	2007 177,828
35	HOUSTON	H	$12,750	5.00%	RWE Supply & Trading GmbH, Essen	4-Jan-15	4-Jan-16 - 4-Apr-16
	2009 177,729
36	NEW YORK	H	$12,850	4.75%	Clearlake Shipping Pte. Ltd., Singapore	17-Dec-14	17-Feb-16 - 17-Jun-16	13

	2010 177,773
37	P. S. PALIOS		$18,350	5.00%	RWE Supply & Trading GmbH, Essen	3-Dec-13	18-Sep-15
			$13,000	5.00%		18-Sep-15	31-Dec-16 - 31-Mar-17
	2013 179,134
38	G. P. ZAFIRAKIS	I	$25,250	5.00%	RWE Supply & Trading GmbH, Essen	23-Aug-14	14-Feb-16 - 23-Jun-16
	2014 179,492
39	SANTA BARBARA	I	$12,000	5.00%	RWE Supply & Trading GmbH, Essen	13-Jan-15	13-Dec-15 - 13-Mar-16
	2015 179,426

	Fleet Employment Profile (As of July 30, 2015)
	Currently Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers	Redelivery Date to Owners***	Notes
	BUILT DWT

	2 Newcastlemax Bulk Carriers
40	LOS ANGELES	J	$18,000	5.00%	EDF Trading Limited, UK	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104
41	PHILADELPHIA	J	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	17-Jan-16 - 17-Jul-16
	2012 206,040
	4 Vessels Under Construction
42	HULL No. H1364		-	-	-	-	- - -	17
(tbn. NEW ORLEANS)
	2015 180,000
43	HULL DY6006		-	-	-	-	- - -	18
	2016 82,000
44	HULL H2548	K	-	-	-	-	- - -	18
(tbn. SAN FRANCISCO)
	2016 208,500
45	HULL H2549	K	-	-	-	-	- - -	18

(tbn. NEWPORT NEWS)
2016 208,500

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Vessel off hire for unscheduled maintenance from April 1, 2015 to April 6, 2015.
2 Based on latest information.
3 In May 2015, owners and charterers mutually agreed to extend the maximum redelivery date.
4 During April 2015, the vessel was off hire for drydocking for approximately 21 days.
5 Charter included a one time gross ballast bonus payment of US$50,000.
6 Estimated redelivery date from the charterers.
7 Estimated delivery date to the charterers.
8 Charterers have agreed to compensate the owners for the early redelivery of the vessel on around May 4, 2015 until the minimum agreed redelivery date May 12, 2015.
9 Vessel on scheduled drydocking from May 4, 2015 to May 26, 2015.
10 Rio Tinto Shipping Pty, Ltd., Melbourne has agreed to compensate the owners for the early redelivery of the vessel on April 7, 2015 until the minimum agreed redelivery date April 10, 2015.
11 Currently without an active charterparty. Vessel on scheduled drydocking.
12 During April 2015, the vessel was off hire for approximately 6 days.
13 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
14 Vessel off hire for drydocking from May 6, 2015 to May 28, 2015.
15 Charter includes a one time gross ballast bonus payment of US$237,500.
16 Vessel off hire for drydocking from June 1, 2015 to June 21, 2015.
17 Expected date of delivery to the Company during October 2015.
18 Year of delivery and dwt are based on shipbuilding contract.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Time charter revenues	$38,569	$43,150	$80,575	$84,295
Voyage expenses	4,127	2,241	9,052	4,640
Vessel operating expenses	21,333	21,934	43,122	42,590
Net loss	(14,058)	(5,748)	(24,820)	(11,775)
Net loss attributed to common stockholders	(15,500)	(7,190)	(27,705)	(13,970)
FLEET DATA
Average number of vessels	40.3	37.5	40.1	37.0
Number of vessels	41.0	38.0	41.0	38.0
Weighted average age of vessels	7.2	6.8	7.2	6.8
Ownership days	3,670	3,417	7,258	6,697
Available days	3,583	3,379	7,103	6,657
Operating days	3,519	3,371	7,006	6,609
Fleet utilization	98.2%	99.8%	98.6%	99.3%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$9,613	$12,107	$10,069	$11,966
Daily vessel operating expenses (2)	$5,813	$6,419	$5,941	$6,360

(1)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Friday, July 31, 2015.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13614338.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

REVENUES:
Time charter revenues	$38,569	$43,150	$80,575	$84,295

EXPENSES:
Voyage expenses	4,127	2,241	9,052	4,640
Vessel operating expenses	21,333	21,934	43,122	42,590
Depreciation and amortization of deferred charges	18,818	17,340	37,264	34,214
General and administrative expenses	6,185	6,285	11,897	12,533
Foreign currency loss / (gain)	44	(85)	(481)	(150)
Operating loss	(11,938)	(4,565)	(20,279)	(9,532)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(3,351)	(2,103)	(5,893)	(4,063)
Interest and other income	928	939	1,801	1,844
Income from derivative instruments	-	72	-	68
Gain / (loss) from investment in Diana Containerships Inc.	303	(91)	(449)	(92)
Total other expenses, net	(2,120)	(1,183)	(4,541)	(2,243)

Net loss	(14,058)	(5,748)	(24,820)	(11,775)

Dividends on series B preferred shares	(1,442)	(1,442)	(2,885)	(2,195)

Net loss attributed to common stockholders	(15,500)	(7,190)	(27,705)	(13,970)

Loss per common share, basic and diluted	$(0.19)	$(0.09)	$(0.35)	$(0.17)

Weighted average number of common shares, basic and diluted	79,562,705	82,113,536	79,412,074	81,924,654

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net loss	$(14,058)	$(5,748)	$(24,820)	$(11,775)
Comprehensive loss	$(14,058)	$(5,748)	$(24,820)	$(11,775)

CONDENSED CONSOLIDATED BALANCE SHEET DATA (unaudited)
(in thousands of U.S. Dollars)

	June, 30, 2015	December 31, 2014
ASSETS

Cash and cash equivalents	$274,751	$218,901
Other current assets	16,620	19,333
Advances for vessels under construction and acquisitions and other vessel costs	37,814	29,500
Vessels' net book value	1,405,826	1,373,133
Other fixed assets, net	23,714	23,887
Due from related parties, non-current	51,180	50,866
Investment in Diana Containerships Inc.	67,151	67,546
Other non-current assets	5,526	3,956
Total assets	$1,882,582	$1,787,122

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt, net of deferred financing costs, current	$82,409	$98,092
Long-term debt, net of current portion and deferred financing costs, non-current	543,020	405,522
Other non-current liabilities	1,267	1,282
Total stockholders' equity	1,255,886	1,282,226
Total liabilities and stockholders' equity	$1,882,582	$1,787,122

OTHER FINANCIAL DATA (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Net Cash provided by operating activities	$5,833	$11,163	$14,266	$20,800
Net Cash used in investing activities	(29,262)	(19,223)	(76,867)	(38,261)
Net Cash provided by financing activities	$67,156	$9,760	$118,451	$85,934